UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Scrap China Corporation
(Name of Small business Issuer in its charter)

Utah		81 - 0674073
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

175 East 400 South Suite 900, Salt Lake City, Utah	84111	801-531-0404
(Address of principal executive offices)	(Zip Code)	Issuer's telephone number

(Copies to:)
Steve Taylor, 175 East 400 South, Salt Lake City, Utah, 84111	801 578-3283

Securities to be registered under Section 12 (b) of the Act:
Title of each class: N/A
Name of each exchange on which Registered: N/A

Securities to be registered under Section 12(g) of the Act:
Common Shares no par value

SCRAP CHINA CORPORATION
INDEX

PART ONE

Item 1: Description of Business

Company History

In the year 2000, RecycleNet Corporation recognized the need for specific geographic web portals within its business and it established an online presence to correspond with each continent. The management of RecycleNet Corporation believed that the growing potential for business in Asia demanded separate attention and therefore, implemented a strategy to establish a secondary commodity clearing house service in China. As a result, on June 15, 2005 a new business segment was formed, a Utah corporation, Scrap China Corporation.

Outline of Business Plan

Scrap China Corporation is a development stage company. The Company’s plan is to set up a base of operations in China and to obtain all necessary permits and licenses required to import scrap materials into China. The Company will then be able to formulate its business plan and project finance requirements. In the interim, seed capital has been provided by the parent company, RecycleNet Corporation.

Effect of Government Regulations

The Company is assessing the requirements to obtain all the necessary permits and licenses required to import scrap materials into China.

Employees

Scrap China Corporation currently has no employees.

Competition

The management of Scrap China Corporation is unaware of any direct competition in the secondary commodity clearing house service. Management has identified hundreds of dealers, brokers and traders of scrap materials that they believe to be potential customers as opposed to competition.

Reports to Security Holders

The Company intends to prepare and deliver to its security holders an annual report each year, which will include audited financial statements.

Item 2: Managements Discussion and Analysis or Plan of Operation

Plan of Operation

Scrap China Corporation is a development stage company. The Company’s plan is to set up a base of operations in China and to obtain all necessary permits and licenses required to import scrap materials into China. The Company will then be able to formulate its business plan and project finance requirements. In the interim, seed capital has been provided by the parent company, RecycleNet Corporation.

Off-Balance Sheet Arrangements

None

Item 3: Description of Property

Facilities

Currently, the company does not own, lease or occupy its own facilities. All operations are conducted from the offices occupied by RecycleNet Corporation, the parent of Scrap China Corporation.

Item 4: Security Ownership of Certain Beneficial Owners and Management

The following tables sets forth, as of the date herein, the share ownership of each person known by the Company to be the beneficial owner of 5% or more of the Company's shares, each officer and director individually and all directors and officers of the Company as a group.

Title of Class	Name & Address of Beneficial Owner	Amount& Nature of Beneficial Ownership	Percent of Class

Common Shares	RecycleNet Corporation 175 East 400 South Salt Lake City, Utah, 84111	10,000,000 shares	100%

Scrap China Corporation is wholly owned by RecycleNet Corporation. RecycleNet Corporation trades publicly as OTC: GARM and is a "reporting company" under the Securities Exchange Act of 1934 and files annual, quarterly and periodic reports with the Securities and Exchange Commission, such as Forms 10-KSB, 10-QSB, and 8-K. The reports are available at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, telephone 1-800-SEC-0330 and may be retrieved electronically via the Internet at www.sec.gov

Officer’s and director’s individually and all directors and officers of the Company do not hold any shares directly in Scrap China Corporation but do hold shares in the parent company, RecycleNet Corporation. The officers and directors as a group beneficially own or control 76.19% of RecycleNet Corporation. Paul Roszel beneficially owns 72.6%, Richard Ivanovick beneficially owns 2.98% and Keith Deck beneficially owns 0.59%,

Item 5: Directors and Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act.

Directors and Officers of the Company

Name	Age	Position	Term of Office
Paul Roszel	48	Chairman of the Board, President, Director	Inception to Present

Richard R. Ivanovick C.A.	63	Chief Financial Officer, Director	Inception to Present

Keith A. Deck	67	Director	Inception to Present

Mr. Roszel has over 25 years of hands on experience in the recycling industry. He has been actively involved in the development and implementation of collection, processing, transportation and sales/marketing programs for secondary commodities. Mr. Roszel is the founding director, Chairman of the Board and President, of the parent company, RecycleNet Corporation.

Mr. Ivanovick, is a registered chartered accountant and has been a Director and Chief Financial Officer of the parent company, RecycleNet Corporation since 1999. Mr. Ivanovick is also President of Marsh Tire Service Ltd. a company involved in automobile service, sales and leasing in the Guelph, Ontario Canada area.

Keith A. Deck, a Director of RecycleNet Corporation since 2000, is a retired executive with experience in the Automotive and Electrical Manufacturing areas of business. From 1989 to 1999 Mr. Deck was the General Manager of the Rocktell and Autocom plant operations of Linamar Corporation in Guelph, Ontario Canada. Limamar Corporation is a publicly traded company on the Toronto Stock Exchange in Canada.

Promoters of the Company

The promoter of the Company is Mr. Paul Roszel. Mr. Roszel is the founding Director and CEO of RecycleNet Corporation, the parent company of Scrap China Corporation.

Item 6: Executive Compensation

The following table shows compensation earned during the period from June 15, 2005 (date of inception) through June 30, 2005 by the Officers and Directors of the Company. No other miscellaneous compensation was paid or stock options granted during this period.

Summary Compensation Table

Name & Principal Positions	Fiscal Year	Salary

Paul Roszel, President & Chairman	2005	$ -

Richard R. Ivanovick, CFO	2005	$ -

Keith A. Deck, Director	2005	$ -

Item 7: Certain Relationships and related transactions

RecycleNet Corporation holds 100% of the common shares of Scrap China Corporation. All Directors of Scrap China Corporation are Directors in the parent company, RecycleNet Corporation. RecycleNet Corporation trades publicly as OTC: GARM and is a "reporting company" under the Securities Exchange Act of 1934 and files annual, quarterly and periodic reports with the Securities and Exchange Commission, such as Forms 10-KSB, 10-QSB, and 8-K. The reports are available at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, telephone 1-800-SEC-0330 and may be retrieved electronically via the Internet at www.sec.gov.

Item 8: Description of Securities

The Company has authorized 250,000,000 common shares. There are no provisions in the Articles of Incorporation of the Company that would delay, defer, or prevent a change in control of the Company. The Company has no debt securities issued and the Company does not contemplate issuing any in the near future.

PART TWO

Item 1: Market for Common Equity and Related Stockholder Matters

At this time the Company is not publicly traded. As of June 30, 2005, the number of holders of record of the Company's common shares was 1. The Company has not declared or paid any cash dividends. It is not anticipated that any cash dividends will be declared or paid in the near future. There are no contractual or other restrictions that limit the ability of the Company to pay dividends on its common shares and none are anticipated in the future.

Item 2: Legal Proceedings

Neither the Company nor any of its officers, directors or greater than 10% beneficial shareholders are involved in any litigation or legal proceedings involving the business of the Company.

Item 3: Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There are currently no disagreements or changes pending with the Company’s accountants.

Item 4: Recent Sales of Unregistered Securities

On June 15, 2005, upon inception of the Company, 10,000,000 common shares (100%) were purchased by RecycleNet Corporation for US $10,000. There were no discounts or commissions paid in relation to this transaction.

Item 5: Indemnification of Directors and Officers.

Section 16-10a-901 through 909 of the Utah Revised Business Corporation Act authorizes a corporation's board of directors or a court to award indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred, including counsel fees) arising under the Securities Act of 1933. A director of a corporation may only be indemnified if: (1) the conduct was in good faith; and (2) the director reasonably believed that the conduct was in or not opposed to the corporation's best interest; and (3) in the case of any criminal proceeding, the director had no reasonable cause to believe the conduct was unlawful. A corporation may not indemnify a person under the Utah Act unless and until the corporation's board of directors has determined that the applicable standard of conduct set forth above has been met.

The Company's Articles of Incorporation do not provide for any additional or different indemnification procedures other than those provided by the Utah Act, nor has the Company entered into any indemnity agreements with its current directors and officers regarding the granting of other or additional or contractual assurances regarding the scope of the indemnification allowed by the Utah Act. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims of indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

PART F/S
SCRAP CHINA CORPORATION
(A Development Stage Enterprise)

HANSEN, BARNETT& MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS	Registered with the Public Company Accounting Oversight Board
5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Scrap China, Corporation

We have audited the balance sheet of Scrap China Corporation (a development stage enterprise) as of June 30, 2005 and the related statement of operations, stockholder’s equity and cash flows for the period from June 15, 2005 (date of inception) through June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scrap China Corporation as of June 30, 2005 and the results of its operations and its cash flows for the period from June 15, 2005 (date of inception) through June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s lack of operating history raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
August 2, 2005

SCRAP CHINA CORPORATION
(A Development Stage Enterprise)
BALANCE SHEET

June 30,
2005
ASSETS
Cash	$168
Prepaids	4,000

Total Assets	4,168

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
Accrued liabilities	3,500

Total Liabilities	3,500

Stockholders' Deficit
Common stock; 250,000,000 shares authorized; 10,000,000 shares issued and outstanding	10,000
Deficit accumulated during the development stage	(9,332)

Total Stockholder's Equity	668

Total Liabilities and Stockholder's Equity	$4,168

The accompanying notes are an integral part of these financial statements.

SCRAP CHINA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF OPERATIONS

For the Period
June 15, 2005
(Date of Inception)
through June 30, 2005

Revenue	$-

General and Administrative Expenses	9,332

Net Loss	$(9,332)

Basic Loss Per Share	(0.00)

Weighted Average Number of Shares Outstanding	10,000,000

The accompanying notes are an integral part of these financial statements.

SCRAP CHINA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF STOCKHOLDER’S EQUITY

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity

Balance - June 15, 2005 (Date of Inception)	-	$-	$-	$-

Shares issued for cash June 15, 2005 - $0.001 per share	10,000,000	10,000	-	10,000

Net Loss	-	-	(9,332)	(9,332)

Balance - June 30, 2005	10,000,000	$10,000	$(9,332)	$668

The accompanying notes are an integral part of these financial statements.

SCRAP CHINA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF CASH FLOWS

For the Period
June 15, 2005
(Date of Inception)
through June 30, 2005
Cash Flows From Operating Activities
Net loss	$(9,332)
Adjustment to reconcile net loss to net cash from operating activities:
Prepaid expenses	(4,000)
Accrued liabilities	3,500
Net Cash From Operating Activities	(9,832)

Cash Flows From Investing Activities	-

Cash Flows From Financing Activities
Proceeds from sale of common stock	10,000
Net Cash From Financing Activities	10,000

Net Increase in Cash	168

Cash at Beginning of Period	-

Cash at End of Period	$168

The accompanying notes are an integral part of these financial statements.

SCRAP CHINA CORPORATION
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
For the period from June 15, 2005 (Date of Inception) through June 30, 2005

NOTE 1 - NATURE OF BUSINESS

Organization and Nature of Operations— On June 15, 2005, Scrap China, Corporation (“the Company”) was organized under the laws of the State of Utah. The Company is considered a development stage enterprise and is in the process of raising capital to fund operations. As such, the Company has since inception spent most of its efforts in developing its business plan and in raising capital to fund its operations. The Company has relied upon cash flows from equity issuances to sustain operations. The Company’s plan is to set up a base of operations in China and to obtain all necessary permits and licenses required to import scrap materials into China.  The Company will then be able to formulate its business plan and project finance requirements. The Company has had no revenues from any source to date. The Company is a wholly owned subsidiary of RecycleNet Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments— The carrying amounts reported in the accompanying financial statements for current assets and current liabilities approximate fair values because of the immediate or short-term maturities of these financial instruments.

Business Condition — The Company is a new company with no operating history. It has not yet been able to develop and execute its business plan. This situation raises substantial doubt about its ability to continue as a going concern. The Company plans to fund its operations by issuing equity securities or loans from related parties. Success in these efforts is not assured. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Income Taxes— The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the asset or liabilities are recovered or settled. Deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Net Loss Per Share — Basic loss per common share is computed on the basis of the weighted-average number of common shares outstanding during the period.

SCRAP CHINA CORPORATION
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
For the period from June 15, 2005 (Date of Inception) through June 30, 2005

NOTE 3 - STOCKHOLDER’S EQUITY

In June 2005, the Company issued 10,000,000 shares of common stock to RecycleNet Corporation for cash proceeds of $10,000 or $0.001 per share, making the Company a wholly owned subsidiary.

NOTE 4 - INCOME TAXES

There was no provision for, or benefit from, income tax during the period. The components of the net deferred tax asset as of June 30, 2005, are as follows:

Operating loss carryforwards	$3,481
Total Deferred Tax Assets	3,481
Valuation allowance	(3,481)

Net Deferred Tax Asset	$-

The following is a reconciliation of the amount of benefit that would result from applying the federal statutory rate to pretax loss with the provision for income taxes for the period from June 15, 2005 (date of inception) through June 30, 2005:

Tax at statutory rate (34%)	$(3,173)
Change in valuation allowance	3,481
State tax benefit, net of federal tax effect	(308)

Provision for Income Taxes	$-

PART THREE

Item 1: Index to Exhibits

Exhibit	Description

3.1	Articles of Incorporation

20	Resolution of Board of directors re Acquisition of Shares

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scrap China Corporation

/s/ Paul Roszel
Paul Roszel, President /Chairman of the Board of Directors
July 30, 2005

/s/ Richard Ivanovick
Richard Ivanovick, C.A., Chief Financial and Accounting Officer
July 30, 2005